SD 3/5/03

03012606

SECURITI[...] IISSION

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SEC FILE NUMBER
8- 50034

RECEIVED FEB 2 8 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

American Century Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1665 Charleston Road
(No. and Street)

Mountain View	California	94043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Anderson — (816) 340-3050
(Area Code - Telephone No.)

Financial Operations Principal

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1010 Grand Boulevard, Suite 400	Kansas City	Missouri	64106-2232
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

BR 3/13

AMERICAN CENTURY BROKERAGE, INC.
(A Wholly Owned Subsidiary of American Century Companies, Inc)

TABLE OF CONTENTS

AFFIRMATION

I, David K. Anderson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to American Century Brokerage, Inc. (the "Company") for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 2/27/2003

Signature Date

Financial Operations Principal

Title

Debby L. Herman

Notary Public

DEBBY L. HERMAN
Notary Public – Notary Seal
State of Missouri
County of Cass
My Commission Expires Dec 22, 2003

American Century Brokerage, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)
SEC I.D. No. 8-50034
Financial Statements and Supplemental Schedules for the Year Ended December 31, 2002, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
1010 Grand Boulevard
Suite 400
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

The Stockholder and Board of Directors of
American Century Brokerage, Inc.
Mountain View, California

We have audited the accompanying statement of financial condition of American Century Brokerage, Inc. (the "Company") (a wholly owned subsidiary of American Century Companies, Inc.) as of December 31, 2002, and the related statements of operations, stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 12, 2003

AMERICAN CENTURY BROKERAGE, INC.
(A Wholly Owned Subsidiary of American Century Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
Cash and cash equivalents	$ 5,392,922
Receivable from clearing broker	1,693,748
Deposit with clearing broker	100,000
Prepaid expenses	88,537
Investment in common stock and warrants of The NASDAQ Stock Market, Inc.	81,300
TOTAL	$ 7,356,507
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accrued salaries and benefits	$ 470,532
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; authorized 75,000 shares, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	20,223,468
Retained earnings (deficit)	(13,338,493)
Total stockholder's equity	6,885,975
TOTAL	$ 7,356,507

See notes to financial statements.

AMERICAN CENTURY BROKERAGE, INC.
(A Wholly Owned Subsidiary of American Centuries Companies, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions	$ 3,551,702
Dividends and interest	114,164
Other income	31,827
Total revenues	3,697,693
EXPENSES	
Salaries and benefits	2,038,771
Commission fees	1,419,414
Clearing broker fees	805,473
General and administrative	273,662
Professional fees and outside services	157,784
Unrealized depreciation on investment	23,400
Total expenses	4,718,504
Loss before income tax benefit	(1,020,811)
Income tax benefit	372,596
NET LOSS	$ (648,215)

See notes to financial statements.

AMERICAN CENTURY BROKERAGE, INC.
(A Wholly Owned Subsidiary of American Century Companies, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCE, December 31, 2001	$ 1,000	$ 17,274,078	$ (12,690,278)	$ 4,584,800
Capital contributions	-	2,949,390	-	$ 2,949,390
Net loss	-	-	(648,215)	$ (648,215)
BALANCE, December 31, 2002	$ 1,000	$ 20,223,468	$ (13,338,493)	$ 6,885,975

See notes to financial statements.

AMERICAN CENTURY BROKERAGE, INC.
(A Wholly Owned Subsidiary of American Century Companies, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (648,215)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Contribution of services from Stockholder included in expenses	2,949,390
Changes in:	
Receivable from clearing broker	191,326
Prepaid expenses and other assets	446,507
Accrued salaries and benefits	(1,398,500)
Unrealized depreciation on investment	23,400
TOTAL CASH FLOWS PROVIDED BY OPERATIONS	1,563,908
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,829,014
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 5,392,922
SUPPLEMENTAL CASH FLOW INFORMATION -	
Tax benefit received from Stockholder	$ 372,596
NON-CASH FINANCING ACTIVITIES -	
Capital contribution of services from Stockholder	$ 2,949,390

See notes to financial statements.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - American Century Brokerage, Inc. (the "Company") is a registered broker-dealer and wholly owned subsidiary of American Century Companies, Inc. ("ACC"). The Company is economically dependent upon ACC. The Company's primary purpose is to provide brokerage services to its customers on a fully disclosed basis.

The Company introduces its customers to another broker/dealer who carries such accounts on a fully disclosed basis. With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customers' accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

Cash and Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less to be cash equivalents, which consisted of an investment in a money market mutual fund as of December 31, 2002.

Deposit with Clearing Broker - The deposit with clearing broker is required pursuant to the Company's contract with its clearing broker.

Investments - Investments, which consist of common stock and warrants of The NASDAQ Stock Market, Inc. are carried at fair value with unrealized gains or losses included in the statement of operations. The fair value of the common stock is based on quoted market prices. The fair value of the warrants is based on the Company's best estimates considering its knowledge of the investee, the investee's relative market strength and other pertinent considerations.

Commissions - Commissions revenue and related expense are recorded on a settlement date basis, which is not materially different than on a trade date basis.

Dividend and Interest Income - The Company records dividend and interest income on the accrual basis. Dividend income consists of distributions from an investment in a money market fund that is managed by an affiliate of the Company.

Income Taxes - The Company is included in the consolidated tax return of ACC with other ACC subsidiaries. In accordance with the provisions of the tax sharing agreement between the Company and ACC, ACC allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss, using the statutory rate applicable to the consolidated group. These amounts are settled through intercompany transactions on a monthly basis. Deferred income tax expense or benefit is recorded similarly and results from differences in the Company's assets and liabilities reported for financial reporting purposes and the tax basis of such assets and liabilities.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTIES

ACC, through American Century Services Corporation (also a wholly owned subsidiary of ACC) and through other wholly owned subsidiaries of ACC, incurred certain operating expenses on behalf of the Company. Accordingly, the Company recognizes certain operating expenses and a corresponding capital contribution. ACC, American Century Services Corporation and the other wholly owned subsidiaries of ACC will not require reimbursement for these services.

Employees of the Company participate in various employee benefit plans sponsored by ACC and administered by an affiliate of the Company. During 2002, the Company contributed approximately $93,418 in connection with these benefit plans. These expenditures are included in salaries and benefits expense.

3. RESTRUCTURING CHARGES

In the third quarter of 2002, the Company adopted a restructuring plan estimated to cost $51,143. The restructuring plan was designed to reduce costs and re-allocate resources to areas supporting the strategic direction of the Company, which is to be a leading, global provider of investment management and supporting services, while maintaining superior performance and client relationships. The restructuring charge represents severance and termination benefits. Of the $51,143, $47,643 was paid out prior to December 31, 2002. The remaining $3,500, which is included in accrued salaries and benefits at December 31, 2002, is expected to be paid out during 2003. The estimated restructuring charges of $51,143 are included in salaries and benefits for the year ended December 31, 2002.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Company to maintain minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness. The Company had net capital, as defined, of $6,674,580 as of December 31, 2002, which was $6,424,580 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .07 to 1 as of December 31, 2002.

5. CREDIT RISK

The Company's customers' accounts are carried by the clearing broker/dealer. The agreement between the Company and the clearing broker/dealer stipulates that all losses resulting from inability of the Company's customers to fulfill their contractual obligations are the responsibility of the Company.

* * * * * *

AMERICAN CENTURY BROKERAGE, INC.
(A Wholly Owned Subsidiary of American Century Companies, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

Stockholder's equity	$6,885,975
Less: Nonallowable assets - prepaid expenses and warrants	91,837
Net capital before haircuts	6,794,138
Less: Haircuts on money market mutual fund and NASDAQ security	119,558
Net capital	$6,674,580
Aggregate indebtedness	$ 470,532
Computation of net capital requirement	
Minimum net capital required -	
Greater of $250,000 or 6 2/3% of aggregate indebtedness	$ 250,000
Excess net capital	$6,424,580
Ratio of aggregate indebtedness to net capital	.07 : 1

There are no material differences between the above computation of net capital under Rule 15c3-1 and that filed by the Company in Part IIA of its unaudited Form X-17A-5 as of December 31, 2002.

Deloitte & Touche LLP
1010 Grand Boulevard
Suite 400
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

February 12, 2003

The Stockholder and Board of Directors of
American Century Brokerage, Inc.
Mountain View, California

In planning and performing our audit of the financial statements of American Century Brokerage, Inc. (the "Company") (a wholly owned subsidiary of American Century Companies, Inc.) for the year ended December 31, 2002 (on which we have issued our report dated February 12, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, National Association of Security Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP